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                                 Law Offices of
                      Paul, Hastings, Janofsky & Walker LLP
                          55 Second Street, 24th Floor
                      San Francisco, California 94105-3441
                            Telephone (415) 856-7000
                            Facsimile (415) 856-7100
                          Internet www.paulhastings.com


                                 August 19, 2005



VIA EDGAR CORRESPONDENCE FILING

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  Kayne Anderson MLP Investment Company
              File Nos.  333-123595 & 811-21593

Sir or Madam:

On behalf of Kayne Anderson MLP Investment Company (the "Fund"), attached please find the following for filing with the Securities and Exchange Commission (the "Commission"): the Fund's pre-effective amendment number 2 to its registration statement on Form N-2 with respect to the Fund's issuance of common stock.

In addition, we offer the following further responses to the comments of Christian T. Sandoe of the Commission's staff in a letter dated May 11, 2005, and in subsequent telephone conversations, regarding the Fund's registration statement filed with the Commission on March 25, 2005 and pre-effective amendment number 1 to such registration statement filed on May 17, 2005 (the "Registration Statement"). These responses supplement our initial responses provided to the Commission in our letter dated May 16, 2005. For your convenience, where necessary we have reproduced Mr. Sandoe's comments and used the same numbering as that provided in the comment letter.

PROSPECTUS:

6. COMMENT: Fund incurs taxes at the corporate level, please add a line item to the Annual Expenses section of the Fee Table to reflect current or deferred income tax expenses. Please add a footnote to reflect that such income-tax expenses are estimated based on such expenses incurred in the last fiscal year. Please make corresponding changes to the table in footnote (4) of this section.

         RESPONSE: The requested disclosure has been added. Due to the short duration of the Fund's last fiscal year (i.e., 2 months of operations), the expense amounts are estimated


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Securities and Exchange Commission
August 19, 2005
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         based on actual gains for the fiscal half-year ended May 31, 2005, and have not been annualized.

All other comments were addressed in our May 16, 2005 letter, and our responses remain the same.

                               * * * * * * * * * *

We believe that we have addressed fully Mr. Sandoe's comments regarding the Registration Statement.

Please direct any inquiries regarding this filing to the undersigned at (415) 856-7094.


                                       Very truly yours,


                                       /s/ Adam J. Mizock
                                       -----------------------------------------
                                       Adam Mizock
                                       for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:      Kevin S. McCarthy (w/ enclosures)
         David J. Shladovsky, Esq. (w/ enclosures)
         David A. Hearth, Esq. (w/ enclosures)
         John A. MacKinnon, Esq. (w/ enclosures)